Annual Report 2001

FLexi™

FlexiInternational Software, Inc.

Message to Shareholders

Overview

FlexiInternational Software, Inc. is a company that is both an innovator and a builder. In 2001, Flexi again proved its position, tenacity and strength. By continuing to forge ahead with a healthy combination of new ideas and practical solutions, Flexi started the new millennium with new energy and commitment to succeed.

In 1991, Flexi started its long history of innovation and success by introducing our object-oriented, client/server solution to the marketplace. This was followed by the introduction of our full suite of enterprise accounting software, based on this now industry-standard structure.

Within the space of just a few years, our forethought earned us more than 200 worldwide client sites. With the IPO in 1997, Flexi began to make its presence known in the world of back-office accounting.

In 2000, a period of consolidation and change in our industry, Flexi stayed the course and developed exciting plans for the future that we believe will result in industry analysts again viewing our company as a leader and innovator positioned for success.

In 2001, we introduced our accounting outsourcing program, leveraging our accounting expertise and resources to pave the way in the burgeoning BPO (business process outsourcing) industry that, according to analysts, is the next big wave in Global 2000 business strategies. In fact, given the current economic climate of cost containment and sharpened corporate focus, Flexi's vision of accounting outsourcing takes on a whole new urgency, offering enhanced security, focus and efficiency for a wide variety of companies. And, we're working to make it happen right now.

As part of our accounting outsourcing strategy, Flexi signed its first accounting outsourcing service partner and together we started the first large-scale implementation of the Flexi accounting outsourcing solution to provide complete, centralized back-office accounting outsourcing using the FlexiFinancials®. Once again, Flexi is leading a major shift in the industry from in-house managed back-office accounting operations to outsourcing those processes. We are the first and, to date, only accounting software vendor to offer accounting process outsourcing. Our accounting outsourcing business is being offered through our Financial Management Services division (FMSi). Now our work is really beginning.

Implementing a Plan for the Future

In 2001, we also saw renewed strength in our traditional software business with the signing of our first FlexiIndustry Partner in the United Kingdom, which will utilize FlexiFinancials to offer services to the insurance industry, as well as new license revenue from our existing and new clients.

We introduced our partnership with Timeline to offer our clients a state-of-the art financial reporting and budgeting solution in 2001. Flexi also aggressively cultivated its existing client base to generate important new sales and solidify existing client relationships based on quality, performance and service.

Strategic marketing efforts have aligned us with Michael F. Corbett & Associates, Inc., the outsourcing industry's most respected standard-bearer, where our FMSi division took over the sponsorship of the accounting and financial outsourcing section of their industry-leading, BPO-focused website, www.Firmbuilder.com. This relationship, we believe, will provide a pervasive presence and leadership position for Flexi in years to come as a leading provider of accounting process outsourcing.

In 2001, Flexi capitalized on the promise shown in 2000, leveraging our core competencies, mobilizing our organization and implementing our new plan for the future. Where 2000 was a year of planning, 2001 has been a year of starting to execute our plans. Flexi is actively leveraging its resources, technology and existing customer base to become a leader in accounting process outsourcing. Our aggressive plan is based on supporting our clients with the best possible products and services while expanding our business through accounting outsourcing services.

I would like to take this opportunity to thank our partners, employees, clients and shareholders for their continuing support and shared vision. While 2002 will most surely bring Flexi even greater challenges as we lead the way into accounting processing outsourcing, I firmly believe we are up to the challenge and ready to assume our position as pioneers in an industry vital to the future success of businesses everywhere - accounting process outsourcing.

Stefan R. Bothe
Chairman, CEO and President

FLEXI
FlexiInternational Software, Inc.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___________ to ___________

Commission File Number: 000-23453

FLEXIINTERNATIONAL SOFTWARE, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	06-1309427 (I.R.S. Employer Identification No.)
Two Enterprise Drive, Shelton, CT (Address of Principal Executive Offices)	06484 (Zip Code)

Registrant's telephone number, including area code: (203) 925-3040

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of the common equity held by non-affiliates of the registrant, based upon the closing sales price of Common Stock, par value $0.01 per share, on March 1, 2002 as reported on the OTC Bulletin Board, was approximately $0.8 million. Shares of Common Stock held by each officer and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The registrant has no shares of non-voting Common Stock authorized or outstanding.

As of March 1, 2002, Registrant had 17,784,185 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Registrant's 2002 Annual Meeting of Stockholders to be held on Friday, May 24, 2002 (the "2002 Proxy Statement") which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2001, are incorporated by reference in Items 10, 11, and 12 of Part III of this Report on Form 10-K. With the exception of the portions of the 2002 Proxy Statement expressly incorporated into this Annual Report on Form 10-K by reference, such document shall not be deemed filed as a part of this Form 10-K.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are subject to a number of risks and uncertainties. All statements, other than statements of historical facts included in this Annual Report on Form 10-K, regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report on Form 10-K, the words "will", "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. For example, we have made forward-looking statements with respect to our future revenue growth herein. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or strategic alliances. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described in "Certain factors that May Affect Future Operating Results" and elsewhere in this Annual Report on Form 10-K. In addition, you should carefully review the risk factors included in our documents filed from time to time with the Securities and Exchange Commission, including our Annual Report of Form 10-K for the year ended December 31, 2001 and our Quarterly Reports on Form 10-Q. In addition, from time to time we may also provide oral or written forward-looking statements in other materials we release to the public. We do not assume any obligation to update any of the forward-looking statements we make.

FLEXIINTERNATIONAL SOFTWARE, INC.

FORM 10-K
2001 ANNUAL REPORT

Table of Contents

FlexiFinancials, FlexiLedger, FlexiPayables and FlexiReceivables are registered trademarks, and the Flexi logo, FlexiAnalysis, FlexiObjects, FlexiWorkFlow, FlexiActiveXControls, FlexiAssets, FlexiCenter, FlexiDB, FlexiDesigner, FlexiDeveloper, FlexiFDW, FlexiInternational, FlexiInventory, FlexiProjects, FlexiPurchasing, FlexiSecure, FlexiFRE, FlexiXL, FlexiOpenAccess, Flexi.Com, FlexiQuery, FlexiBatch, FlexiNet, FlexiWriter, justaboutbiz, FlexiDistribute and FlexiTools are trademarks of FlexiInternational Software, Inc. All other trademarks or trade names referred to in this Annual Report on Form 10-K are the property of their respective owners.

PART I

Item 1. *Business*

General

FlexiInternational Software, Inc., or Flexi or the Company, was organized as a Connecticut corporation in 1990 and reincorporated in Delaware in 1993. Flexi designs, develops, markets and supports the Flexi family of financial application software and related applications and tools. The Flexi solution — composed of FlexiFinancials, Flexi Financial Datawarehouse, or FlexiFDW, FlexiInfoAccess and FlexiTools — is designed to address the needs of users with sophisticated financial accounting and operational analysis requirements. We believe that our solution's distributed, object-oriented, component-based architecture provides significant advantages over traditional financial accounting software, including greater transaction throughput and scalability, ease of implementation, modification and use, and reduced cost of ownership. We market our products as packaged accounting software solutions to companies for in-house accounting operations as well as an accounting services solution for companies which want to outsource their back office accounting operations as part of a business process outsourcing, or BPO, strategy. The former involves a traditional software sale with upfront license fees, implementation consulting and annual maintenance fees. The latter involves long-term service contracts of 3-5 year duration with fixed monthly fees which cover the use of the software and the actual accounting services provided by Flexi.

In the second half of 2001, we began marketing our financial management services, or FMS, solution, a BPO service that we expect will leverage our suite of accounting products and our expertise in back office processing of accounting data. We believe that mid-sized and fast growing companies could achieve significant benefits from outsourcing their back office accounting processes while they focus on financial analysis, cash management and the strategic issues of their business.

Flexi products are designed to support new technologies as they develop, including the Internet and corporate intranets, can be modified quickly and efficiently by users to create tailored business solutions and can seamlessly integrate with new applications to support evolving business processes. Rapidly changing market conditions and intensifying competitive pressures have in recent years increased the need for highly functional, flexible financial accounting systems. The systems must have sufficient performance and adaptability to continue to provide timely and accurate information as organizations change business processes to meet evolving market and operational requirements. This is particularly true for organizations experiencing rapid growth in dynamic markets, and for multinational organizations, which face the complex task of managing financial information in multiple tax jurisdictions, currencies and languages. Furthermore, organizations require financial accounting systems that offer broad functionality across dispersed locations and workgroups. These functional and technological requirements are especially critical in businesses centered around the timely collection, analysis and dissemination of vast amounts of numerical information.

In 2002 we intend to expand our product offering of FMS and recruit BPO partners. Flexi expects to offer FMS to the mid-market sector in various select industries. We anticipate that our sales channel will consist of both direct and indirect distribution with greater emphasis placed on indirect distribution. We believe that there is a large market for the advanced functionality of our products, and we are seeking to exploit this market both domestically and internationally. Our indirect sales channel consists of resellers or Flexi Industry Partners or FIPs that address select vertical markets and regional BPO partners. We currently have relationships with FIPs in the healthcare and insurance industries, and we expect to establish additional relationships to complement our direct sales force and FIPs to provide penetration into additional geographic and vertical markets. Our customers for FlexiFinancials include Mutual of America, SE Banken, Netstock Direct, Unitil, Wells Fargo, Lloyds Treasury, Credit Lyonnais, Camden Properties, Nomura International, RMB-South Africa and Washington Mutual.

Flexi's goal is to establish itself as a global provider in the mid-market financial accounting software and BPO market. Key elements of our strategy include:

to continue to invest in research and development to strengthen the Flexi financial accounting solution delivery over the Internet;

to continue to target the solution to users with sophisticated financial accounting requirements;

to deliver a reduced overall cost of ownership of financial accounting systems to current and prospective customers;

to leverage strategic relationships with key FIPs in target industries and accounting firms to grow our BPO service offering; and

to expand indirect sales and distribution capabilities both in the U.S. and internationally.

Products

The Flexi solution, FlexiFinancial Enterprise Suite, is an integrated suite of financial accounting applications, together with related information applications and development tools, that address the needs of users with sophisticated financial accounting requirements and is easily customized and supports the latest technologies as they evolve. The FlexiFinancial Enterprise Suite is composed of the Company's three core families of products:

FlexiFinancials financial accounting systems;

Flexi Financial Datawarehouse; and

FlexiTools development and customized tools.

The following table provides selected information relating to these core products. All of our products can operate on a fully integrated basis, be licensed separately for use on a stand-alone basis or for integration with products from third-party vendors, or purchased for use in outsourced environments.

FlexiFinancials	Commercial Introduction	FlexiFDW	Commercial Introduction	FlexiTools	Commercial Introduction
FlexiLedger	1993	FlexiFDW	1998	FlexiControl	1993
FlexiPayables	1994	FlexiFRE	1998	FlexiCenter	1994
FlexiReceivables	1995			FlexiDeveloper	1994
FlexiPurchasing	1996			FlexiDB	1996
FlexiAssets	1997			FlexiDesigner	1996
FlexiProjects	1999			FlexiActiveXControls	1997
				FlexiFIRE	1998

FlexiFinancials

- *FlexiLedger.* FlexiLedger, the general ledger module for FlexiFinancials, provides the functionality required for users with sophisticated financial accounting requirements, including the ability to support unlimited number of currencies including Euro, multicurrency accounts and multicurrency sets of books; multi-company consolidations; user-defined subledgers; flexible account validation; sophisticated summarization and allocation structure; daily and monthly closing cycles, as well as other normal ledger functions, with levels of security traditionally associated with mainframes.
- *FlexiPayables.* FlexiPayables is an accounts payable module that supports centralized and decentralized accounts payable processing through sophisticated operation and accounting security controls, while supporting the generation of invoices and payment authorizations automatically routed for approval. Users have the flexibility to establish payment rules, terms for payment, cash management, and expense control and vendor management.
- *FlexiReceivables.* FlexiReceivables is an accounts receivable module that supports automatic cash application, invoice aging and discounts, as well as flexible rules for account group, payment schedule

commission and other terms. It can be easily configured to define multiple account distribution or multiple-company accounting for management of receivables across large organizations.

- *FlexiPurchasing.* FlexiPurchasing is a dynamic purchasing management module that tracks purchases from requisition to purchase order to invoicing, as well as delivery and storage, including data ranging from discount levels to receipt and acceptance of goods. Users can define, among other items, management approval levels, all relevant report information and payment terms.

- *FlexiAssets.* FlexiAssets is a fixed-asset module for controlling and tracking the physical location of all assets, while providing depreciation calculations on a fully automated basis. The user can maintain records on an unlimited number of assets. FlexiAssets permits the user to choose depreciation methods, and to maintain multiple sets of records to satisfy GAAP and federal, state and local property tax reporting requirements.

- *FlexiProjects.* FlexiProjects, the most recent addition to the FlexiFinancials integrated suite of accounting applications, allows for the management of costs for any type of capital project, whether it's software development, building a new facility, or building improvements. FlexiProjects stores, tracks and analyzes all project costs and insures that project information is always reconciled with general ledger, purchasing, and other financial data.

Flexi Financial Datawarehouse

The ability to produce in-depth management reports on the various aspects of a business is crucial. Flexi FDW is a high-performance financial and operational tool for performing analysis with multi-dimensional roll-ups, and drill-down and multi-currency capabilities. It creates a single repository of financial and operational information for the user. It processes data according to customer defined accounting and financial rules and offers a unified view of a company's entire operation, giving the user the information on profitability, risk, and new opportunities. It provides this visibility through a flexible data model.

- FlexiFDW. FlexiFDW features an open client/server architecture and uses an event-driven model to organize and track information. It processes, reconciles, standardizes and reports information based on the business or accounting rules established by the user in the Flexi Financial Rules Engine or some other type of rules engine. FlexiFDW accepts information directly from the user's organization's source systems — regardless of their age, complexity, or number. FlexiFDW is fully Euro compliant.

- FlexFRE. FlexiFRE provides an efficient, effective way to clean, validate, enrich and transform data from an organization's source systems. It creates a single, standardized layer between front- and back-office source systems and a data warehouse or back-end reporting system. Just as important, it enables the user to use a graphical interface to build your organization's business logic directly into the data capture process.

FlexiTools

FlexiTools are development and customization tools based on the open technologies that permit users to take advantage of the object-oriented, component-based architecture of our systems to accommodate their unique requirements in a timely and cost-effective manner. We believe that FlexiTools increase the flexibility of our products and facilitates seamless integration with customer applications.

- *FlexiDeveloper, FlexiDesigner* and *FlexiDB* provide users with the flexibility to extend Flexi applications and customize the interface and database definitions. With these tools, customers may add additional fields to any table, modify the attributes of a currently existing database or customize their graphical user interface. Each customer has a high degree of flexibility regarding screen or menu structure. Through the revision control feature, subsequent updates may be easily applied without overriding customized modifications.

- *FlexiControl* permits users to define and manage system-wide controls, such as security and server-based processing.

- *FlexiActiveXControls* allows customers to create interfaces between any Windows-based applications supporting COM (Component Object Model) interface and FlexiFinancials modules, as well as to develop custom interfaces for many FlexiFinancials processes using industry standard tools, such as Visual Basic, Internet browser and Microsoft Office applications.
- *FlexiFIRE* delivers high performance server-based reporting engine. The application is extremely flexible in its inquiry capabilities and can be used with all FlexiEnterpriseSuite applications as well as with other relational databases for various software packages.

Financial Management Services

FlexiFMS provides the outsourcing of back office accounting processes. Flexi handles the back office accounting functions remotely for clients who will then have access to the data for financial management, analysis and reporting. We believe that Flexi's experience with a broad range of accounting solutions with its in-house managed installations as well as its ownership of the software gives Flexi an advantage over other BPO providers.

International Operations

In June 1998, Flexi acquired The Dodge Group, a company specializing in financial data warehouse solutions having its principal offices in the United Kingdom. Flexi believes that the acquisition of The Dodge Group has given Flexi a business and marketing presence in the United Kingdom's banking and financial services industry and has helped Flexi to continue to maintain an international business presence.

During the years ended December 31, 2001, 2000, and 1999, the Company's international revenues were approximately 19.2%, 18.9%, and 31.0%, of total revenues, respectively. The Company presently has customers in North America, Europe, Asia, and South Africa.

Customers

The Company's customers include a wide range of financial institutions and other organizations that require a high level of functionality from their financial accounting software, including banks, insurance companies and other financial services firms, as well as organizations in other industries such as healthcare and technology. In each of the years ended December 31, 2001, 2000, and 1999, two customers represented 10% or more of the Company's total revenues, or an aggregate of 40.6%, 38.2%, and 39.0% of total revenues, respectively. The two customers who each made up greater than 10% of the Company's revenue for the year ended December 31, 2001 were Citigroup and McKesson/HBOC.

Employees

As of December 31, 2001, the Company had 44 employees, 33 domestically and 11 internationally.

Item 2. *Properties*

Flexi is headquartered at Two Enterprise Drive, Shelton, Connecticut 06484, where it leases approximately 9,697 square feet under a lease expiring in June 2003. In addition, Flexi maintains approximately 2,700 square feet of leased office space in Bonita Springs, Florida, under a lease expiring in December 2002 and 2,300 square feet in London, United Kingdom, under a lease expiring in February 2005. Flexi believes that its leased space is sufficient for its current operations.

Item 3. *Legal Proceedings*

On July 18, 2001, the Company filed for arbitration with the American Arbitration Association in a royalty and enhancement fee dispute with its healthcare industry reseller McKesson Information Services (formerly known as McKesson HBOC). Several offers by the Company to settle the dispute were rejected by McKesson. Arbitration is proceeding and the Company expects the case to be heard in 2002.

The Company is also a party to various disputes and proceedings arising from the ordinary course of general business activities. The Company is also finalizing a sales tax audit by the State of Connecticut involving past acquisition of computer and related equipment. Although the final outcome of these matters cannot be determined, we believe that these matters will not seriously harm our business.

Item 4. *Submission of Matters to a Vote of Security Holders*

During the fourth quarter of the fiscal year ended December 31, 2001 there were no matters submitted to a vote of security holders through the solicitation of proxies or otherwise.

Item 4A. *Executive Officers of the Company*

The following individuals are the executive officers of Flexi as of February 2002:

Name	Age	Position
Stefan R. Bothe	53	Chairman of the Board, Chief Executive Officer and President
Dmitry Trudov	29	Chief Technology Officer and Vice President, Software Development
Adrian A. Marchi	38	Vice President, USA Sales

Mr. Bothe has served as Chairman of the Board and Chief Executive Officer of the Company since March 1993. From November 1991 to February 1993, Mr. Bothe was President and Chief Executive Officer of DSI Group N.V., a Dutch-based international software company. From 1989 to 1991, Mr. Bothe was President and Chief Executive Officer of GEAC Computer Corporation Limited, a software company. Prior to joining GEAC, Mr. Bothe was President of the Application Products Division of Computer Associates International, Inc., one of the largest software companies in the industry. While at Computer Associates, Mr. Bothe held numerous senior management positions, including President of the International Division, President of the Micro Products Division and Senior Vice President of Marketing.

Mr. Trudov has served as Chief Technology Officer and Vice President, Software Development responsible for software development, client services, hotline support, quality assurance and MIS since August 2001. From April 2000 to August 2001, Mr. Trudov served as the Company's Chief Technology Officer responsible for all technical aspects of the company including MIS, database support, top-level support for Flexi customers, company infrastructure and technical input to the development team. Mr. Trudov also held the positions within the Company of Manager, Technology Services from October 1999 to April 2000, Sales Support Engineer from 1998 to 1999 and Internet Development Engineer/Webmaster and Pre-Sales Technical Engineer from 1996 to 1998. From January 1996 to July 1996, Mr. Trudov was employed by Acorn Information Services, Inc., an Internet consulting services company.

Mr. Marchi has served as Vice President, USA Sales since December 2000. From February 2000 to December 2000, Mr. Marchi was Vice President, Sales of the Applications and Information Management Solutions Group for Computer Associates International, a leading software company. From 1999 to 2000, Mr. Marchi was Vice President of Modis Professional Services, a consulting company. Prior to joining Modis, Mr. Marchi was Managing Director at Indus International from 1996 to 1999, a software and consulting company.

Each officer serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. With the exception of Mr. Bothe and Jennifer V. Cheng, a director of the Company, who are husband and wife, there are no family relationships among any of the executive officers or directors of the Company.

PART II

Item 5. ***Market for the Company's Common Equity and Related Stockholder Matters***

The Company's Common Stock was traded on the Nasdaq National Market under the symbol FLXI from December 12, 1997, the first trading day after the Company's initial public offering was declared effective, through October 5, 1999, when, as a result of the Company's delisting from the Nasdaq National Market, the stock began trading on the OTC Bulletin Board under the symbol FLXI.OTC. The following table lists the high and low closing sales price for the Company's common stock on the OTC bulletin board for the periods indicated:

Fiscal Year ended December 31, 2000(1)	High	Low
First Quarter	$1.78	$0.75
Second Quarter	$1.25	$0.38
Third Quarter	$0.42	$0.13
Fourth Quarter	$0.36	$0.09
Fiscal Year ended December 31, 2001(1)	**High**	**Low**
First Quarter	$0.20	$0.11
Second Quarter	$0.21	$0.13
Third Quarter	$0.16	$0.09
Fourth Quarter	$0.15	$0.08

(1) The high and low price may represent over-the-counter market quotations that reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

As of March 1, 2001, the approximate number of holders of record of the Company's Common Stock was 100. The number of holders of record of the Company's Common Stock differs from the number of beneficial owners of such Common Stock because a significant number of shares are held by depositories, brokers and other nominees.

The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion.

Item 6. *Selected Historical Consolidated Financial Data*

The following selected historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K.

The selected historical consolidated financial data presented below as of December 31, 2001, 2000, 1999, 1998, and 1997, and for the years then ended, are derived from the consolidated financial statements of Flexi, which 2001 consolidated financial statements have been audited by Hill, Barth & King, LLC, 2000 and 1999 by Deloitte & Touche LLP, and 1997 and 1998 by PricewaterhouseCoopers LLP, independent certified public accountants. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operations for such periods.

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenues:					
Software license	$ 2,917	$ 4,112	$ 3,385	$10,542	$13,901
Service and maintenance	6,598	8,324	12,169	13,754	7,723
Total revenues	9,515	12,436	15,554	24,296	21,624
Cost of revenues:					
Software license	684	636	586	1,757	828
Service maintenance	2,308	3,956	7,491	10,584	5,450
Total cost of revenues	2,992	4,592	8,077	12,341	6,278
Operating expenses:					
Sales and marketing	2,552	1,632	5,919	11,233	7,820
Product development	1,616	2,689	6,887	10,752	7,880
General and administrative	2,847	3,365	7,153	6,191	2,316
Goodwill impairment	862	—	4,224	—	—
Restructuring charge	—	—	1,824	—	—
Acquired in-process research and development	—	—	—	1,890	—
Total operating expenses	7,832	7,686	26,007	30,066	18,016
Operating income (loss)	(1,309)	158	(18,530)	(18,111)	(2,670)
Net interest income (expense)	$ (29)	$ (1)	$ 49	$ 880	$ 27
Income (loss) before income taxes	(1,383)	157	(18,481)	(17,231)	(2,643)
Income taxes	$ —	$ —	$ —	$ —	$ —
Net income (loss)	$(1,383)	$ 157	$(18,481)	$17,231)	$(2,643)
Income (loss) per share:					
Basic	$ (0.08)	$ 0.01	$ (1.06)	$ (1.02)	$ (0.42)
Diluted	$ (0.08)	$ 0.01	$ (1.06)	$ (1.02)	$ (0.42)
Weighted average shares:					
Basic	17,713	17,669	17,414	16,938	6,332
Diluted	17,713	17,669	17,414	16,938	6,332

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands, except per share data)				
Balance Sheet Data:					
Cash and cash equivalents	$ 637	$ 1,389	$ 1,874	$ 7,876	$24,622
Marketable securities	—	108(1)	—	3,000	—
Working capital (deficit)	(2,648)	(3,304)	(5,197)	7,497	26,676
Total assets	3,411	6,623	12,072	32,911	35,670
Stockholders' equity (deficit)	(2,887)	(1,515)	(1,918)	16,614	27,706

(1) Marketable securities are restricted.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion together with the consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This item contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities and Exchange Act of 1934, as amended, that involve risks and uncertainties. Actual results may differ materially from those included in such forward-looking statements. Factors which could cause actual results to differ materially include those set forth under "Factors that may Affect Future Results" commencing on page 15, as well as those otherwise discussed in this section and elsewhere in this annual report on form 10-K.

Overview

FlexiInternational Software Inc. designs, develops, markets and supports the FlexiFinancial Enterprise Suite of financial and accounting software applications and related tools. The Flexi solution — composed of FlexiFinancials, FlexiFinancial Datawarehouse, or FlexiFDW, FlexiInfoAccess and FlexiTools — is designed to address the needs of users with sophisticated financial accounting and operational analysis requirements. We sell our software for use in traditional in-house accounting operations as well as through our business outsourcing service, or BPO, to companies which want to outsource their back office accounting processes.

Our Financial Management Services solution, or FMS, a BPO service, is designed to leverage our suite of accounting products and our expertise in back office processing of accounting data. We believe that many mid-sized and start-up fast growing companies would benefit substantially from outsourcing their back office accounting processes to enable them to better focus on financial analysis, cash management and the strategic issues of their business. As part of our BPO sales strategy, we recruit regional resellers of our FMS solution which will pay us a percentage of the fee they collect for using our software and related solutions. Some resellers will handle the complete BPO service while others will handle the client relationship and Flexi will handle the hosting and accounting aspects of the service. We recently signed a BPO reseller agreement in which we provided the reseller a convertible loan, in the aggregate principal amount of $272,000, to help launch the reseller's BPO service. According to industry analysts, the finance and accounting outsourcing segment of the BPO market is in the early adoption phase and is expected to double in size over the next three years. However, the full acceptance of this solution is still several years away.

We derive our revenue primarily from software license and maintenance agreements and, to a lesser extent, from reselling third party products:

- revenues from noncancellable software license agreements entered into between our customers and us with respect to our products;
- royalties due us from third parties that distribute our products; and
- to a lesser extent, third-party products distributed by us.
- Maintenance fees from our clients which are renewed annually.

Historically, the Company's revenues have been derived from both domestic sales and international sales, with the international sales comprising approximately 19.2%, 18.9%, and 31.0% of total revenues for the years ended December 31, 2001, 2000, and 1999, respectively. Our international sales generally have the same cost structure as our domestic sales. The majority of our international sales are transacted in British pounds sterling and an increase in the value of the British pound relative to the currency of the country in which we are selling our product could make our products more expensive and potentially less competitive in these markets. In addition, our international business may be subject to a variety of other risks, including difficulties in collecting international accounts receivable or obtaining U.S. export licenses, the introduction of non-tariff barriers and higher duty rates and fiscal and monetary policies that adversely affect non-native firms. See "Certain factors that May Affect Future Operating Results."

Critical Accounting Policies

Our significant accounting policies are more fully described in Note B to our Consolidated Financial Statements. However, certain of our accounting policies are particularly important to the portrayal and understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these policies are subject to an inherent degree of uncertainty. In applying these policies, the Company's management uses its judgment in making certain assumptions and estimates. Our critical accounting policies include:

- *Revenue Recognition:* Flexi recognizes license revenue upon shipment, outsourcing and consulting services when they are performed and annual maintenance contracts on a prorated monthly basis over the term. However, revenues on all software license transactions in which there are significant outstanding obligations are not recognized until such obligations are fulfilled. Significant obligations would include future promises of enhancements and/or modifications that are essential to the product. Software license royalties earned through our indirect sales channel are recognized as such fees are reported to us. Revenues for maintaining, supporting and providing periodic upgrading are deferred and recognized ratably over the maintenance period, which is generally one year. Revenues from training and consulting services are recognized as such services are performed. Revenues from outsourcing contracts are recognized monthly as the service is performed. We do not require collateral for our receivables, and reserves are maintained for potential losses.

- *Product Development:* Flexi charges all of its product development expenses to operations in the period incurred. In accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, Flexi, during the software development phase, evaluates the technological feasibility of its various products. The time period during which costs could be capitalized, from the point of reaching technological feasibility until the time of general product release is very short and, consequently, the amounts that could be capitalized are not material to our financial position or results of operations.

- *Goodwill and Tangible Assets:* Flexi reviews periodically its goodwill and tangible assets for impairment and states them at cost and amortizes them on a straight-line basis.

- *Foreign Revenue:* Flexi translates foreign revenue into U.S. dollars at an average exchange rate

- *Cash Balances:* Flexi maintains its cash balances in financial institutions and invests excess cash in short-term interest bearing instruments.

- *Property and Equipment:* Flexi evaluates periodically its equipment and other properties for impairment and states them at cost less accumulated depreciation.

Results of Operations

The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

	Years Ended December 31,		
	2001	2000	1999
Statement of Operations Data:			
Revenues			
Software License	30.7 %	33.1%	21.8 %
Service and maintenance	69.3 %	66.9%	78.2 %
Total revenues	100.0 %	100.0%	100.0 %
Cost of revenues:			
Software license	7.2 %	5.1%	3.8 %
Service maintenance	24.3 %	31.8%	48.1 %
Total cost of revenues	31.4 %	36.9%	51.9 %
Operating expenses:			
Sales and marketing	26.8 %	13.1%	38.1 %
Product development	17.0 %	21.6%	44.3 %
General and administrative	29.9 %	27.1%	46.0 %
Goodwill impairment	9.1 %	0.0%	27.2 %
Restructuring charge	0.0 %	0.0%	11.7 %
Total operating expenses	82.8 %	61.8%	167.2 %
Operating income (loss)	(14.2)%	1.3%	(119.1)%
Net interest income (expense)	(0.3)%	0.0%	0.3 %
Income (loss) before income taxes	(14.5)%	1.3%	(118.8)%
Income taxes	0.0 %	0.0%	0.0 %
Net income (loss)	(14.5)%	1.3%	(118.8)%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues. Total revenues, consisting of software license revenues and service and maintenance revenues, decreased 23%, from $12.4 million for the year ended December 31, 2000 to $9.5 million for the year ended December 31, 2001. Domestic revenues, those derived from sales in the U.S. decreased 23.7% from $10.1 million for the year ended December 31, 2000 to $7.7 million for the year ended December 31, 2001. International revenues, those derived from sales outside of the U.S., decreased 22.5% from $2.4 million for the year ended December 31, 2000 to $1.8 million for the year ended December 31, 2001.

Software license revenues decreased 29.3%, from $4.1 million for the year ended December 31, 2000 to $2.9 million for the year ended December 31, 2001. The decrease is primarily due to a significant reduction in royalties from our healthcare reseller McKesson and lack of new license activity with respect to our products. License revenue for the year ended December 31, 2000 included recognizing revenue from the performance of prior years' contracts. Software license revenue for the twelve months ended December 31, 2000 included $1.1 million of previously deferred income from a former customer, which accounted for approximately 26.8% of total year to date software revenue.

Service and maintenance revenues decreased 20.5%, from $8.3 million for the year ended December 31, 2000 to $6.6 million for the year ended December 31, 2001. The decrease was attributable primarily to lower service revenue due to fewer active implementations of our products in 2001.

Cost of Revenues. The Company's cost of revenues consists of cost of software license revenues and cost of service and maintenance revenues. Cost of software license revenues consists primarily of the cost of third-party software products distributed by the Company and the cost of product media, manuals and shipping.

Cost of service and maintenance revenues consists of the cost of providing consulting, implementation and training to licensees of the Company's products and the cost of providing software maintenance to customers, technical support services and periodic upgrades of software.

Cost of software license revenues increased 7.5%, from $636,000 for the year ended December 31, 2000 to $684,000 for the year ended December 31, 2001. Cost of software license revenues as a percentage of software license revenues increased from 15.4% for the year ended December 31, 2000 to 23.4% for the year ended December 31, 2001. The increase in cost of revenues in dollars was primarily due to an increase in third-party software products distributed by the Company. The increase in cost of revenue as a percentage of software license revenues was primarily due to an increase in the proportion of third-party products sold as a percentage of total license fees.

Cost of service and maintenance revenues decreased 42.5%, from $4.0 million for the year ended December 31, 2000 to $2.3 million for the year ended December 31, 2001. The decrease of such costs resulted primarily from reduced staffing levels in the consulting organization, as the costs of this organization were reduced to a level consistent with anticipated revenues. Cost of service and maintenance revenues as a percentage of service and maintenance revenues decreased from 47.5 % for the year ended December 31, 2000 to 34.8% for the year ended December 31, 2001, due to the aforementioned alignment of costs to anticipated revenues (see "Revenues" above and "Restructuring" below).

Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions, travel and promotional expenses, and facility and communication costs for direct sales offices. Sales and marketing expenses increased 62.5%, from $1.6 million for the year ended December 31, 2000 to $2.6 million for the year ended December 31, 2001. The increase in dollar amount was primarily attributable to increased staffing levels in the sales and marketing organization to mount a BPO sales effort in the first half of 2001 which included the hiring of a Vice-President of Sales. The costs of this organization were reduced in the second half to a level consistent with anticipated revenues. Sales and marketing expenses as a percentage of total revenues increased from 13.1% for the year ended December 31, 2000 to 27.4% for the year ended December 31, 2001. This increase was primarily due to the aforementioned staff increases.

Product Development. Product development expenses include software development costs and consist primarily of engineering personnel costs. The Company has made significant investments in product development in the past several years to bring its suite of component-based, object-oriented financial accounting products to market.

Product development expenses decreased 40.7%, from $2.7 million for the year ended December 31, 2000 to $1.6 million for the year ended December 31, 2001. Product development expenses as a percentage of total revenues decreased from 21.6% for the year ended December 31, 2000 to 16.8% for the year ended December 31, 2001. This decreases in product development expense was due primarily to the decrease in development personnel as a result of the completion of development work on FlexiFinancials Release 4.3 during 2001. The Company expects to continue to enhance the functionality of its core financial accounting and reporting applications and its BPO solution, but does not anticipate the need to materially increase its development staff from its current levels.

General and Administrative. General and administrative expenses consist primarily of salaries of executive, administrative and financial personnel, as well as provisions for doubtful accounts, amortization of goodwill and outside professional fees. General and administrative expenses decreased 17.6%, from $3.4 million for the year ended December 31, 2000 to $2.8 million for the year ended December 31, 2001 due to reduction in legal expenses and executive compensation. General and administrative expenses as a percentage of total revenues increased slightly from 27.1% for the year ended December 31, 2000 to 29.9% for the year ended December 31, 2001.

Goodwill Impairment. During September 2001 management conducted a periodic impairment assessment of the intangible assets resulting from The Dodge Group acquisition. As a result of that review, expected future revenue and cash flows from the acquired The Dodge Group business were revised downward significantly, causing the impairment of goodwill. Management concluded that an impairment had occurred with the goodwill and an $862,000 write down of goodwill to a zero carrying value was recorded in the third quarter of 2001.

Interest Income and Interest Expense. Interest income represents income earned on the Company's cash, cash equivalents and marketable securities. Net interest expense increased from $1,000 for the year ended December 31, 2000 to $29,000 for the year ended December 31, 2001 representing interest expense on capital equipment leases and less investable cash balances available to the Company during 2001.

Income Taxes. No provision or benefit for federal, state or foreign income taxes was made for the years ended December 31, 2001 or 2000 due to the operating losses incurred in the respective periods. The Company has reported only tax losses to date and consequently has approximately $40.3 million and $27.0 million of U.S. and foreign net operating loss carryforwards, respectively, which expire during the years 2005 through 2021, available to offset future taxable income. The utilization of such net operating losses is subject to limitations as a result of ownership changes. The annual limitation and the timing of attaining profitability will result in the expiration of net operating loss carryforwards before utilization. The Company's deferred tax assets at December 31, 2001 were $24.5 million, consisting primarily of net operating loss carryforwards. The Company's benefit of deferred tax assets has been fully reserved as of December 31, 2001 as the realization of deferred taxes is dependent on future events and earnings, if any, the timing and extent of which are uncertain.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues. Total revenues, consisting of software license revenues and service and maintenance revenues, decreased 20.0%, from $15.6 million for the year ended December 31, 1999 to $12.4 million for the year ended December 31, 2000. Domestic revenues, those derived from sales in the U.S. decreased 6.4% from $10.8 million for the year ended December 31, 1999 to $10.1 million for the year ended December 31, 2000. International revenues, those derived from sales outside of the U.S., decreased 50.0% from $4.8 million for the year ended December 31, 1999 to $2.4 million for the year ended December 31, 2000.

Software license revenues increased 20.6%, from $3.4 million for the year ended December 31, 1999 to $4.1 million for the year ended December 31, 2000. This increase was primarily due to recognizing revenue from the performance of prior years' contracts. Software license revenue for the twelve months ended December 31, 2000 included $1.1 million of previously deferred income from a former customer, which accounted for approximately 26.8% of total year to date software revenue. Service and maintenance revenues decreased 32.0%, from $12.2 million for the year ended December 31, 1999 to $8.3 million for the year ended December 31, 2000. The decrease was attributable primarily to lower service revenue due to fewer active implementations of our products in 2000.

Cost of Revenues. The Company's cost of revenues consists of cost of software license revenues and cost of service and maintenance revenues. Cost of software license revenues consists primarily of the cost of third-party software products distributed by the Company and the cost of product media, manuals and shipping. Cost of service and maintenance revenues consists of the cost of providing consulting, implementation and training to licensees of the Company's products and the cost of providing software maintenance to customers, technical support services and periodic upgrades of software.

Cost of software license revenues increased 8.5%, from $586,000 for the year ended December 31, 1999 to $636,000 for the year ended December 31, 2000. Cost of software license revenues as a percentage of software license revenues decreased from 17.3% for the year ended December 31, 1999 to 15.4% for the year ended December 31, 2000. The increase in cost of revenues in dollars was primarily due to an increase in third-party software products distributed by the Company, as a result of the overall increase in software license revenues. The decrease in cost of revenue as a percentage of software license revenues was primarily due to a decrease in the proportion of third-party products sold as a percentage of total license fees.

Cost of service and maintenance revenues decreased 46.7%, from $7.5 million for the year ended December 31, 1999 to $4.0 million for the year ended December 31, 2000. The decrease in the dollar amount of such costs resulted primarily from reduced staffing levels in the consulting organization, as the costs of this organization were reduced to a level consistent with anticipated revenues. Cost of service and maintenance revenues as a percentage of service and maintenance revenues decreased from 61.6% for the year ended December 31, 1999 to 47.5% for the year ended December 31, 2000, due to the aforementioned alignment of costs to anticipated revenues (see "Revenues" above and "Restructuring" below).

Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions, travel and promotional expenses, and facility and communication costs for direct sales offices. Sales and marketing expenses decreased 72.9%, from $5.9 million for the year ended December 31, 1999 to $1.6 million for the year ended December 31, 2000. The decrease in dollar amount was primarily attributable to reduced staffing levels in the sales and marketing organization, as the costs of this organization were reduced to a level consistent with anticipated revenues. Sales and marketing expenses as a percentage of total revenues decreased from 38.0% for the year ended December 31, 1999 to 13.1% for the year ended December 31, 2000. This decrease was primarily due to the decreased staffing in response to the revenue decline (see "Revenues" above and "Restructuring" below).

Product Development. Product development expenses include software development costs and consist primarily of engineering personnel costs. The Company has made significant investments in product development in the past several years to bring its suite of component-based, object-oriented financial accounting products to market.

Product development expenses decreased 60.9%, from $6.9 million for the year ended December 31, 1999 to $2.7 million for the year ended December 31, 2000. Product development expenses as a percentage of total revenues decrease from 44.3% for the year ended December 31, 1999 to 21.6% for the year ended December 31, 2000. These decreases in product development expenses was due primarily to the decrease in development personnel as a result of the completion of development work on FlexiFinancials Release 4 during 2000. The Company expects to continue to enhance the functionality of its core financial accounting and reporting and workflow applications, but does not anticipate the need to increase its development staff greatly from its current levels.

General and Administrative. General and administrative expenses consist primarily of salaries of executive, administrative and financial personnel, as well as provisions for doubtful accounts, amortization of goodwill and outside professional fees. General and administrative expenses decreased 52.8%, from $7.2 million for the year ended December 31, 1999 to $3.4 million for the year ended December 31, 2000. General and administrative expenses as a percentage of total revenues decreased from 46.0% for the year ended December 31, 1999 to 27.1% for the year ended December 31, 2000.

Interest Income and Interest Expense. Interest income represents income earned on the Company's cash, cash equivalents and marketable securities. Net interest income (expense) decreased from $49,000 for the year ended December 31, 1999 to $(1,000) for the year ended December 31, 2000. This decrease was primarily due to the lower investable cash balances available to the Company during 2000. Interest expense represents interest expense on capital equipment leases.

Income Taxes. No provision or benefit for federal, state or foreign income taxes was made for the years ended December 31, 2000 or 1999 due to the operating losses incurred in the respective periods. The Company has reported only tax losses to date and consequently has approximately $47.9 million and $9.1 million of U.S. and foreign net operating loss carryforwards, respectively, which expire during the years 2005 through 2020, available to offset future taxable income. The utilization of such net operating losses is subject to limitations as a result of ownership changes. The annual limitation and the timing of attaining profitability will result in the expiration of net operating loss carryforwards before utilization. The Company's deferred tax assets at December 31, 2000 were $23.6 million, consisting primarily of net operating loss carryforwards. The Company's benefit of deferred tax assets has been fully reserved as of December 31, 2000 as the realization of deferred taxes is dependent on future events and earnings, if any, the timing and extent of which are uncertain.

Liquidity and Capital Resources

Since inception, the Company has primarily financed its operations through private placements of its capital stock, issuance of convertible promissory notes and loans, equipment financing and other traditional borrowing arrangements. In addition, in December 1997 Flexi consummated an initial public offering of common stock.

For the past two years, however, Flexi has funded its operations primarily through cash received from license and royalty revenues, annual maintenance contracts, and consulting services provided to its clients. Maintenance fees represented 55% of the cash resources of the Company for fiscal 2001 and are expected to average $450,600 per month in 2002. Given the critical nature of software to our customers' business, most maintenance contracts are renewed regularly and cancellations are usually due to circumstances such as mergers and acquisitions of Flexi clients with companies that are using a competing product. For instance, Flexi was recently informed that due to its client Citibank's merger with the Travellers, Citibank intends to move to another accounting solution as part of its strategic plan. The loss of Citibank as a customer could negatively impact Flexi's maintenance revenues by approximately $500,000 in 2002.

As of December 31, 2001, the Company had cash and cash equivalents of $637,000, a decrease of $752,000 from December 31, 2000. The Company's working capital deficit at December 31, 2001 was $2.7 million, compared to a working capital deficit of $3.3 million at December 31, 2000.

The Company's operating activities resulted in net cash outflow of $0.2 million for the year ended December 31, 2001 which was mainly the result of the net operating loss offset by non-cash items, principally goodwill impairment and depreciation and amortization expenses, decreases in deferred revenue and accounts receivable and an increase in accounts payable and accrued expenses. The Company's investing activities resulted in net cash inflows of $0.1 million for the year ended December 31, 2001, which was primarily related to the sale of marketable securities. At December 31, 2001, the Company had no material commitments for capital expenditures. During the year ended December 31, 2001, the Company had net cash outflows from financing activities of $0.6 million, which was primarily related to payments of capital lease obligations and repayments of debt.

Flexi's contractual cash obligations are outlined in the table below including its equipment lease and office rental obligations, as well as payments due under payment terms negotiated with companies for current debt and settlements of payment disputes. These cash obligations are expected to amount to approximately $91,000 per month for fiscal 2002. In addition, Flexi agreed to provide Core3, its BPO reseller, with a convertible note with monthly payment obligations for Flexi through December 2002 of $15,500. Flexi has the option to convert this note into equity of Core3 representing 20% of that company. Flexi also has an arbitration award of $331,000 against the Company for which no collection attempts have yet been made. Where appropriate, Flexi will seek to negotiate extended payment terms with respect to its financial obligations.

	Payments Due by Period (in thousands)				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Facilities Obligation	$ 748.1	$ 379.4		$ 309.1	$ 59.6
Capital Lease Obligation	429.0	120.0		309.0	—
Operating Leases	92.9	52.7		40.2	—
Other Obligations	1,679.1	596.5(1)	644.5	120.0	318.3
Insurance Obligations	130.9	130.9		—	—
Total Contractual Cash Obligations	$3,080.2	$1,279.5	$1,302.6	$ 179.6	$318.3

(1) Partially offset by $215 insurance payment.

During the year ended December 31, 2001, the Company has not engaged in:

- material off-balance sheet activities, including the use of structured finance or special purpose entities;
- trading activities in non-exchange traded contracts; or
- transactions with persons or entities that benefit from their non-independent relationship with the Company.

Certain Factors that May Affect Future Operating Results

Accumulated Deficit; Net Losses. The Company had an accumulated deficit of $59.5 million at December 31, 2001 and incurred a net loss of $1.4 million for the year ended December 31, 2001, income of $0.2 million and net losses of $18.5 million during 2000 and 1999, respectively. Since inception in 1990, the Company has only been profitable for three quarters during the year 2001, the full year of 2000 and during the last two quarters of 1997. There can be no assurance that the Company will achieve profitability on a consistent basis, or at all in the future. As of December 31, 2001, management of the Company evaluated the positive and negative evidence impacting the realizability of its deferred tax assets, which consist principally of net operating loss carryforwards. Management has considered the history of losses and concluded that, as of December 31, 2001, it is more likely than not that the Company will not generate sufficient taxable income prior to the expiration of the net operating losses during the years 2005 through 2021. Accordingly, the Company has recorded a full valuation allowance for its deferred tax assets at December 31, 2001.

If our FMS Solution does not gain market acceptance, our business will be adversely affected. The growth of our business will depend largely on the successful implementation of our recently introduced FMS solution. This solution is a business processing outsource service or BPO, which we anticipate will allow us to leverage our suite of accounting software products and our expertise in back office processing of accounting data. We expect to derive a [substantial] portion of our revenues in the future from our BPO service in conjunction with our existing software suites. If our BPO service does not gain market acceptance, our revenues may decline and our business may be adversely affected. Factors that may affect the market acceptance of our BPO service, some of which are beyond our control, may include:

- the growth, acceptance and changing requirements in the BPO industry;
- the performance, quality and price of our new service and our existing product suites; and
- the availability, price, quality and performance of competing products and services.

Potential Fluctuations in Quarterly Performance; Seasonality. The Company's revenues and operating results have varied substantially from quarter to quarter. The Company's quarterly operating results may continue to fluctuate due to a number of factors, including the timing, size and nature of the Company's licensing transactions; the market acceptance of new services, products or product enhancements by the Company or its competitors; product and price competition; the relative proportions of revenues derived from license fees, services and third-party channels; changes in the Company's operating expenses; personnel changes; the timing of the introduction, and the performance of, the Company's Flexi Industry Partners; foreign currency exchange rates; and fluctuations in economic and financial market conditions.

The timing, size and nature of individual licensing transactions are important factors in the Company's quarterly results of operations. Many such transactions involve large dollar amounts, and the sales cycles for these transactions are often lengthy and unpredictable. In addition, the sales cycles associated with these transactions are subject to a number of uncertainties, including customers' budgetary constraints, the timing of customers' budget cycles and customers' internal approval processes. There can be no assurance that the Company will be successful in closing such large transactions on a timely basis or at all. Software license revenues under the Company's license agreements are recognized upon delivery and installation of the product and when all significant contractual obligations have been satisfied. Significant obligations would include future promises of enhancements and/or modification that are essential to the product. Delays in the installation of the Company's software, including potential delays associated with contractual enhancements to the Company's software products, could materially adversely affect the Company's quarterly results of operations. In addition, as the Company derives a significant proportion of total revenues from license revenues, the Company may realize a disproportionate amount of its revenues and income in the last month of each quarter and, as a result, the magnitude of quarterly fluctuations may not become evident until late in, or at the end of, a given quarter. Accordingly, delays in product delivery and installation or in the closing of sales near the end of a quarter could cause quarterly revenues and, to a greater degree, results of operations to fall substantially short of anticipated levels.

The Company's expense levels are based, in significant part, on its expectations as to future revenues and are largely fixed in the short term. As a result, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. Accordingly, any significant shortfall of revenues in relation to the Company's expectations would have an immediate and material adverse effect on the Company's business, financial condition and results of operations.

The Company has experienced, and may experience in the future, significant seasonality in its business, and the Company's financial condition or results of operations may be affected by such trends in the future. In past years, the Company had greater demand for its products in its fourth quarter and has experienced lower revenues in its succeeding first quarter. These fluctuations are caused primarily by pressures on prospects to complete purchases before year-end to achieve their goals and use the allocated budgets.

Due to all of the foregoing factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. There can be no assurance that future revenues and results of operations will not vary substantially. It is also possible that in some future quarter the Company's results of operations will be below the expectations of public market analysts and investors. In either case, the price of the Company's Common Stock could be materially adversely affected.

Dependence on Key Personnel. The Company's performance depends substantially on the performance of its Chief Executive Officer, Stefan R. Bothe. The Company has experienced significant turnover in its management and is therefore operating with a limited group of executive officers and key employees. In addition, the Company has experienced personnel turnover with respect to its sales force and software professionals. The Company is dependent on its ability to attract, retain and motivate high-quality personnel, especially its management, sales staff and highly skilled development team. The loss of the services of any of the Company's executive officers or other key employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Company maintains a key person insurance policy on Stefan R. Bothe.

Lengthy Sales Cycle. The Company's software is often used for business-critical purposes, and its implementation involves significant capital commitments by customers. Potential customers generally commit significant resources to an evaluation of available software and require the Company to expend substantial time, effort and money educating potential customers about the value of the Company's solutions. Sales of the Company's software products required an extensive education and marketing effort throughout a customer's organization because decisions to license such software generally involve the evaluation of the software by a significant number of customer personnel in various functional and geographic areas, each having specific and often conflicting requirements. A variety of factors, including factors over which the Company has little or no control, may cause potential customers to favor a competing vendor or to delay or forego a purchase. As a result of these or other factors, the sales cycle for the Company's products is long, typically ranging between three and nine months. Due to the length of the sales cycle for its software products, including delays in implementing the Company's software across several functional and geographic areas of an organization, the Company's ability to forecast the timing and amount of specific sales is limited, and the delay or failure to complete one or more large license transactions could have a material adverse effect on the Company's business, financial condition or results of operations.

Product Concentration. To date, substantially all of the Company's revenues have been attributable to the licensing of its FlexiFinancials, FlexiInfoAccess and FlexiTools financial accounting products and the provision of consulting, training and software installation services in connection therewith. Although Flexi is working to implement its BPO service, the Company currently expects that the licensing of its financial accounting software, and the provision of related services, will account for a substantial portion of its revenues in the near future. As a result, factors adversely affecting the pricing of or demand for such products and services, such as competition or technological change, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future financial performance will depend, in significant part, on the continued market acceptance of the Company's existing products and the successful development, introduction and customer acceptance of new and enhanced versions of its software products and services. There can be no assurance that the Company will be successful in developing and marketing its financial accounting products.

Rapid Technological Change and Evolving Market. The market for the Company's products and services is characterized by rapidly changing technology, evolving industry standards and new product introductions and enhancements that may render existing products obsolete or less competitive. As a result, the Company's position in the financial applications software market could erode rapidly due to unforeseen changes in the features and functionality of competing products, as well as the pricing models for such products. The Company's future success will depend in part upon the widespread adoption of object-oriented, component-based standards and the development of the Internet as a viable commercial marketplace, as well as the Company's ability to enhance its existing products and services and to develop and introduce new products and services to meet changing customer requirements. The process of developing products and services such as those offered by the Company is extremely complex and is expected to become increasingly complex and expensive in the future with the introduction of new platforms and technologies. In addition, the Company has on occasion experienced delays in the scheduled release of software products or the porting of such products to specific platforms or configurations. There can be no assurance that an object-oriented, component-based standards will be adopted, or that the Company will successfully complete the development of new products in a timely fashion or that the Company's current or future products will satisfy the needs of potential customers.

Concentration of Customers. Historically, a limited number of customers have accounted for a significant percentage of the Company's revenues in each year. During the years ended December 31, 2001, 2000, and 1999, two customers each represented 10% or more of the Company's total revenues (or an aggregate of 40.6%, 38.2%, and 39.0%, of total revenues in each of these years, respectively). The Company anticipates that its results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. The failure of the Company to enter into a sufficient number of licensing agreements during a particular period could have a material adverse effect on the Company's business, financial condition and results of operations.

Competition. The market for the Company's products and services is intensely competitive and is characterized by rapid change in technology and user needs and the frequent introduction of new products. In recent quarters, the Company has been observing increasingly aggressive pricing practices and/or unusual terms and conditions offered to customers by its competitors, and increasing competition in the middle market from competitors which previously focused principally on larger corporations. A number of the Company's competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than the Company and its partners and distributors. In addition, the Company's partners may develop or offer products and services that compete with the Company's products and services. There can be no assurance that the Company's partners will not give higher priority to the sales of these or other competitive products and services. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition and results of operations.

Potential for Product Liability. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective under the laws of certain jurisdictions. The sale and support of products by the Company and its partners may entail the risk of such claims, and there can be no assurance that the Company will not be subject to such claims in the future. The Company attempts to limit contractually its liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its products and services. Despite this precaution, there can be no assurance that the limitations of liability set forth in its contracts would be enforceable or would otherwise protect the Company from liability for damages. The Company maintains general liability insurance coverage, including coverage for errors or omissions. However, there can be no assurance that such coverage will continue to be available on acceptable terms, or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, litigation with respect to liability claims, regardless of its outcome, could result in substantial cost to the Company and divert management's attention from the Company's operations. Any product liability claim or litigation against the Company could, therefore, have a material adverse effect on the Company's business, financial condition and results of operations.

The Company has included security features in its products that are intended to protect the privacy and integrity of customer data. Despite the existence of these security features, the Company's software products may be vulnerable to break-ins and similar disruptive problems. Such computer break-ins and other disruptions may jeopardize the security of information stored in and transmitted through the computer systems of the Company's customers, which may result in loss of or delay in market acceptance of the Company's products. Addressing these evolving security issues may require significant expenditures of capital and resources by the Company, which may have a material adverse effect on the Company's business, financial condition or results of operations.

Software Errors or Bugs. The Company's software products are highly complex and sophisticated and could from time to time contain design defects or software errors that could be difficult to detect and correct. Although the Company has not experienced material adverse effects resulting from any software errors, bugs or viruses, there can be no assurance that, despite testing by the Company and its customers, errors will not be found in new or existing products, which errors could result in a delay in or inability to achieve market acceptance and thus could have a material adverse impact upon the Company's business, financial condition and results of operations.

Limited Protection of Proprietary Rights. The Company's success is heavily dependent upon its proprietary technology. The Company relies on a combination of copyright, trademark and trade secret laws and license agreements to establish and protect its rights in its software products and other proprietary technology. In addition, the Company currently requires its employees and consultants to enter into nondisclosure agreements to limit use of, access to and distribution of its proprietary information. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate to prevent misappropriation. Also, despite the steps taken by the Company to protect its proprietary rights, it may be possible for unauthorized third parties to copy aspects of the Company's products, reverse engineer such products, develop similar technology independently or obtain and use information that the Company regards as proprietary.

In the future, the Company may receive notice of claims of infringement of other parties' proprietary rights. Although the Company does not believe that its products infringe the proprietary rights of third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company or that any such assertions or prosecutions will not materially adversely affect the Company's business, financial condition or results of operations.

Dependence on Third-Party Technology. The Company's proprietary software is currently designed, and may in the future be designed, to work on or in conjunction with certain third-party hardware and/or software products. If any of these current or future third-party vendors were to discontinue making their products available to the Company or to licensees of the Company's software or to increase materially the cost for the Company or its licensees to acquire, license or purchase the third-party vendors' products, or if a material problem were to arise in connection with the ability of the Company to design its software to properly use or operate with any third-party hardware and/or software products, the Company may be required to identify additional sources for such products. In such an event, interruptions in the availability or functioning of the Company's software and delays in the introduction of new products and services may occur until equivalent technology is obtained. There can be no assurance that an alternative source of suitable technology would be available or that the Company would be able to develop an alternative product in sufficient time or at a reasonable cost. The failure of the Company to obtain or develop alternative technologies or products on a timely basis and at a reasonable cost could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Associated with Third-Party Channels. The Company addresses certain vertical and geographic markets through its partners. The Company relies on its third-party channels to provide sales and marketing presence and name recognition, as well as the resources necessary to offer industry-specific financial accounting solutions. Although the Company expects to dedicate significant resources to develop its partners, there can be no assurance that the Company will be able to attract and retain qualified firms in its targeted vertical markets. The failure of the Company to maintain its current third-party channels or find other third-party channels, the Company's inability to adequately support such channels, the development of competitive products and services by the Company's third-party channels or the entry by such firms into alliances with competitors of the Company would substantially limit the Company's ability to provide its products and services and, accordingly, have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company has attempted to seek partners in distinct vertical markets and distributors in distinct geographic markets, and to manage them in a manner to avoid potential channel conflicts, there can be no assurance that channel conflicts may not develop. Any such conflicts may adversely affect the Company's relationship with third-party channels or adversely affect its ability to develop new channels.

Risks Associated with International Operations. The Company's international sales represented approximately 19.2%, 18.9%, and 31.0%, of total revenues during 2001, 2000, and 1999, respectively. The Company's international presence increased by virtue of its acquisition of The Dodge Group. As a result of the acquisition the Company now has an office in London and distributors in Hong Kong and Japan. There can be no assurance that the Company will be able to maintain or increase international market demand for the Company's products and services. The Company's international sales are generally denominated in British pounds. An increase in the value of the British pound relative to foreign currencies could make the Company's products more expensive and, therefore, potentially less competitive in those markets. Currently, the Company does not employ currency-hedging strategies to reduce this risk. In addition, the Company's international business may be subject to a variety of risks, including difficulties in collecting international accounts receivable or obtaining U.S. export licenses, potentially longer payment cycles, increased costs associated with maintaining international marketing efforts, the introduction of non-tariff barriers and higher duty rates and difficulties in enforcement of contractual obligations and intellectual property rights. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition or results of operations.

Risks Associated with the European Monetary Union ("EMU"). The Company's internal business information systems are comprised of the same commercial application software products generally offered for license by the Company to end user customers. The Company's latest software release contains EMU functionality that allows for dual currency reporting and information management. The Company is not aware of any material operational issues or costs associated with preparing internal systems for the EMU. However, the Company utilizes other third party software products that may or may not be EMU compliant. Although the Company is currently taking steps to address the impact, if any, of EMU compliance for such third party products, failure of any critical technology components to operate properly post EMU may have an adverse impact on business operations or require the Company to incur unanticipated expenses to remedy any problems.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

Market risk refers to the potential effects of unfavorable changes in certain prices and rates on the Company's financial results and conditions, primarily foreign currency exchange rates and interest rates on marketable securities. The Company does not utilize derivative instruments in managing its exposure to such changes. The Company does not believe that near-term changes in foreign currency exchange rates or interest rates will have a material effect on its future earnings, fair values or cash flows.

Item 8. *Financial Statements And Supplementary Data*

FlexiInternational Software, Inc.
Index to Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of
FlexiInternational Software, Inc.

We have audited the accompanying consolidated balance sheet of FlexiInternational Software, Inc. and subsidiary (the "Company") as of December 31, 2001 and the related consolidated statement of operations, stockholders' equity (deficit), and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these 2001 financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FlexiInternational Software, Inc. and subsidiary as of December 31, 2001 and the consolidated results of its operations and their consolidated cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Hill, Barth & King LLC
Certified Public Accountants

Naples, Florida
February 20, 2002

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of
FlexiInternational Software, Inc.
Shelton, Connecticut

We have audited the accompanying consolidated balance sheet of FlexiInternational Software, Inc. and subsidiary (the "Company") as of December 31, 2000 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of FlexiInternational Software, Inc. and subsidiary at December 31, 2000 and the results of their operations and their cash flows for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Hartford, Connecticut
February 27, 2001

FlexiInternational Software, Inc.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2001	December 31, 2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 637	$ 1,389
Marketable securities — restricted	0	108
Accounts receivable, net of allowance for doubtful accounts of $22 and $352, respectively	1,954	2,558
Prepaid expenses and other current assets	126	322
Total current assets	2,717	4,377
Property and equipment (Note G)	418	841
Acquired software, net of accumulated amortization of $2,160 and $1,080, respectively (Note E)	0	1,080
Goodwill, net of accumulated amortization of $5,667 and $5,502, respectively (Note E)	0	165
Other assets	276	160
Total assets	$ 3,411	$ 6,623
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 511	$ 1,018
Accrued commissions	21	0
Accrued restructuring costs (Note O)	0	27
Accrued expenses	1,207	648
Current portion of long-term debt (Notes H and I)	148	976
Deferred revenue	3,478	5,012
Total current liabilities	5,365	7,681
Long-term debt less principal due within one year (Notes H and I)	933	457
Stockholders deficit (Notes J and K):		
Preferred stock, par value $.01 per share, 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, par value $.01 per share, 50,000,000 shares authorized, 17,784,181 and 17,683,133 issued, 17,784,181 and 17,672,703 outstanding, respectively	178	177
Additional paid-in-capital	56,117	56,128
Accumulated deficit	(59,477)	(58,094)
Other accumulated comprehensive income	295	293
Common stock in treasury at cost — 0 and 10,430 shares, respectively	0	(19)
Total stockholders' deficit	(2,887)	(1,515)
	$ 3,411	$ 6,623

See accompanying notes to consolidated financial statements

FlexiInternational Software, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years ended December 31, 2001, 2000 and 1999		
	2001	2000	1999
Revenues:			
Software license	$ 2,917	$ 4,112	$ 3,385
Service and maintenance	6,598	8,324	12,169
Total revenues	9,515	12,436	15,554
Cost of Revenues:			
Software license	684	636	586
Service and maintenance	2,308	3,956	7,491
Total cost of revenues	2,992	4,592	8,077
Gross profit	6,523	7,844	7,477
Operating Expenses:			
Sales and marketing	2,552	1,632	5,919
Product development	1,616	2,689	6,887
General and administrative	2,847	3,365	7,153
Goodwill impairment (Note E)	862	0	4,224
Restructuring charge (Note O)	0	0	1,824
Total operating expenses	7,832	7,686	26,007
Income (loss) from operations	(1,309)	158	(18,530)
Other income (deductions):			
Net interest (expense)	(29)	(1)	49
Income (loss) before income taxes	(1,383)	157	(18,481)
Income taxes	0	0	0
Net income (loss)	$(1,383)	$ 157	$(18,481)
Income (loss) per share:			
Basic	$ (0.08)	$ 0.01	$ (1.06)
Diluted	$ (0.08)	$ 0.01	$ (1.06)
Weighted average shares:			
Basic	17,713	17,669	17,414
Diluted	17,713	17,669	17,414

See accompanying notes to consolidated financial statements

FlexiInternational Software, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except share data)

	Years ended December 31, 2001, 2000, and 1999						
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Other accumulated comprehensive income	Treasury stock	Total stockholders' equity (deficit)
	Shares	Amount					
Balance at January 1, 1999	17,383,133	$174	$56,308	$(39,656)	$ 2	$(214)	$16,614
Shares issued for stock purchase plan	0	0	0	(88)	0	150	62
Cancellation of options issued in conjunction with the acquisition of The Dodge Group	0	0	(180)	0	0	0	(180)
Exercise of stock options	300,000	3	0	(26)	0	29	6
Net loss	0	0	0	(18,481)	0	0	(18,481)
Currency translation adjustment	0	0	0	0	61	0	61
Comprehensive loss	0	0	0	0	0	0	(18,420)
Balance at December 31, 1999	17,683,133	177	56,128	(58,251)	63	(35)	(1,918)
Shares issued for stock purchase plan	0	0	0	0	0	16	16
Net income	0	0	0	157	0	0	157
Currency translation adjustment	0	0	0	0	230	0	230
Comprehensive income	0	0	0	0	0	0	387
Balance at December 31, 2000	17,683,133	177	56,128	(58,094)	293	(19)	(1,515)
Shares issued for stock purchase plan	101,052	1	(11)			19	9
Net loss	0	0	0	(1,383)	0	0	(1,383)
Currency translation adjustment	0	0	0	0	2	0	2
Comprehensive loss	0	0	0	0	0	0	(1,381)
Balance at December 31, 2001	17,784,185	$178	$56,117	$(59,477)	$295	$ 0	$(2,887)

See accompanying notes to consolidated financial statements

FlexiInternational Software, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31, 2001, 2000 and 1999		
	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$(1,383)	$ 157	$(18,481)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation and amortization	845	1,310	2,518
Provision (credit) for doubtful accounts	(310)	299	1,643
Goodwill impairment	862	0	4,224
(Gain) loss on disposal of assets	4	(3)	198
Decrease in accounts receivable	934	3,298	3,223
Decrease in prepaid expenses and other assets	80	160	404
Increase (decrease) in accounts payable and accrued expenses	297	(1,910)	(3,115)
(Decrease) increase in accrued restructuring	(27)	(374)	401
(Decrease) increase in deferred revenue	(1,534)	(3,396)	988
Net cash used in operating activities	(232)	(459)	(7,997)
Cash flows from investing activities:			
Purchases of marketable securities	0	(108)	0
Sales of marketable securities	108	0	3,000
Proceeds from sales of property and equipment	1	40	33
Purchases of property and equipment	(23)	(21)	(610)
Net cash provided by (used in) investing activities	86	(89)	2,423
Cash flows from financing activities:			
Proceeds from exercise of stock options and warrants	0	0	6
Prepayments on line of credit	0	0	(2,000)
Proceeds from line of credit	0	0	2,000
Pepayments on long-term debt	(185)	(50)	0
Proceeds from employee stock purchase plan	9	5	62
Payments of capital lease obligations	(432)	(122)	(599)
Net cash used in financing activities	(608)	(167)	(531)
Effect of exchange rate changes on cash	2	230	103
Decrease in cash and cash equivalents	(752)	(485)	(6,002)
Cash and cash equivalents:			
Beginning of year	1,389	1,874	7,876
End of year	$ 637	$ 1,389	$ 1,874
Supplemental disclosures of cash flow information:			
Interest paid	$ 66	$ 50	$ 107
Conversion of accounts payable into notes payable	$ 224	$ 748	$ —

See accompanying notes to consolidated financial statements

NOTE A — THE COMPANY

FlexiInternational Software, Inc. and subsidiary (the "Company") began operations in 1991. The Company designs, develops, markets and supports the Flexi Financial Enterprise Suite of financial and accounting software applications and related tools. The Flexi solution — composed of FlexiFinancials, Flexi Financial Datawarehouse (FlexiFDW), FlexiInfoAccess and Flexi Tools — is designed to address the needs of users with sophisticated financial accounting and operational analysis requirements.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation:

The consolidated financial statements include the accounts of FlexiInternational Software, Inc. and its wholly-owned subsidiary since its acquisition of The Dodge Group ("Dodge") in June 1998 (NOTE E). All significant intercompany transactions and balances have been eliminated.

Revenue recognition:

The Company licenses software under noncancellable license agreements through direct and indirect channels, and provides services including maintenance, training and consulting. Software license revenues through the Company's direct sales channel are recognized when persuasive evidence of an arrangement exists, the licensed products have been shipped, fees are fixed and determinable and collectibility is considered probable. Customers may elect to receive the licensed products pre-loaded and configured on a hardware unit. In this case, revenue is recognized when the licensed products are installed on the hardware unit, the unit is shipped and all other criteria are met. Other software license royalties earned through the Company's indirect sales channel are recognized as such fees are reported to the Company.

Revenues on all software license transaction in which there are significant outstanding obligations are not recognized until such obligations are fulfilled. Significant obligations would include future promises of enhancements and/or modification that are essential to the product. For multiple element arrangements and arrangements with extended payment terms, or where a significant portion of the payment is due after inception of the license agreement, all revenue is deferred until the final portion of the license fee becomes due and payable, and all other criteria are met at that time. Maintenance revenues for maintaining, supporting, and providing periodic upgrading are deferred and recognized ratably over the maintenance period, generally one year.

Revenues from training and consulting services are recognized as such services are performed. The Company does not require collateral for its receivables, and reserves are maintained for potential losses.

Foreign currency translation:

The assets and liabilities of the Company's foreign subsidiary, Dodge, are translated into U.S. dollars at exchange rates in effect at the balance sheet dates. Revenue and expense items are translated into U.S. dollars at the average exchange rate for the years. Resulting unrealized translation adjustments are included in stockholders' equity (deficit).

Gains and (losses) on foreign currency exchange transactions are reflected in the consolidated statements of operations. Net transaction gains and (losses) included in income for the years ended December 31, 2001, 2000 and 1999 were $0 for 2001 and 2000 and $2 for 1999.

Product development costs:

The Company has evaluated the establishment of technological feasibility of its various products during the development phase. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short, and consequently, the amounts that could be capitalized are not material to the Company's consolidated financial position or results of operations. Therefore, the Company charges all the product development expenses to operations in the period incurred.

Cash and cash equivalents:

The Company considers all interest-bearing securities having original maturities of three months or less to be cash equivalents. Additionally, the Company maintains cash balances which at time exceed the federally insured limits. The Company has not experienced any losses in such accounts, nor does it believe that there is a significant exposure to credit risk on these accounts because the credit ratings of institutions which maintain the cash balances has been assessed by the Company.

Marketable securities:

For the year ended December 31, 2000 the Company had restricted marketable securities that represented a subleasee's security deposit and prepaid rent.

Property and equipment:

Property and equipment is composed of furniture and equipment and is stated at cost less accumulated depreciation. Depreciation is calculated using an accelerated method over the estimated useful lives of the assets ranging from three to seven years. Property and equipment are periodically reviewed for impairment based upon anticipated cash flows generated from such underlying assets.

Goodwill and other intangible assets:

Goodwill and other intangible assets are stated on the basis of cost and amortized on a straight-line basis over the estimated future periods to be benefited (5 years). Goodwill and other intangible assets are periodically reviewed for impairment based upon anticipated cash flows generated from such underlying assets.

Income taxes:

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

Fair value disclosure of financial instruments:

The estimated fair value of amounts reported in the consolidated financial statements has been determined by using available market information and appropriate valuation methodologies. The carrying value of all current assets and current liabilities approximates fair value because of their short-term nature. The fair value of capital lease obligations and notes payable approximates the carrying value, based on current market prices.

Accounting for stock based compensation:

The Company has adopted Statement of Financial Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). As permitted by SFAS 123, the Company continues to apply Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for its stock-based employee compensation arrangements.

Newly issued accounting pronouncements:

On July 5, 2001, the Financial Accounting Standard Board approved Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them (NOTE E). SFAS 142 will be effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS 142 beginning in the first quarter of 2002. This will not have a material effect on the financial statements.

Effective January 1, 2002, the Company adopted Statement of Financial Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts and hedging activities. It requires that an entity recognize all derivatives as either other assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement did not have a material impact on financial condition and results of operations.

In March 2000, the FASB issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25 regarding (a) the definition of employee for purposes of applying APB Opinion No. 25 (b) the criteria for determining whether a stock option plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of FIN 44 did not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, as amended, provides guidance related to revenue recognition issues based on interpretations and practices followed by the SEC. The adoption of SAB 101 in 2000 did not have a material affect on the Company's consolidated financial position, results of operations, or cash flows.

Use of estimates:

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings per share:

Basic earnings per share ("EPS") is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the periods. Diluted EPS reflects the potential dilution of securities that could share in the earnings. As of December 31, 2001, 2000 and 1999, the weighted average number of common shares are the same for both the basic and diluted per share computations because the inclusion of common stock equivalents would have been antidilutive.

NOTE C — GEOGRAPHIC INFORMATION AND CONCENTRATION OF CREDIT RISK

The Company operates in only one business segment. The Company's international revenues were derived primarily from the United Kingdom, Sweden and South America for the years ended December 31, 2001, 2000, and 1999, and the Company's international long lived assets at December 31, 2001 and 2000 resided primarily in the United Kingdom.

Revenues:

	2001	2000	1999
United States	$7,691	$10,082	$10,800
International:			
United Kingdom	1,824	2,354	3,314
Sweeden	0	0	983
Other	0	0	457
Totals	$9,515	$12,436	$15,554

Long lived assets:

	2001	2000	1999
United States	$ 385	$ 2,043	$ 3,285
International	33	43	127
Totals	$ 418	$ 2,086	$ 3,412

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The Company controls this risk through credit approvals, customer limits and monitoring procedures. The Company can, however, limit the amount of support provided to its customers in the event of non-performance. Two customers represented 10% or more of the Company's total revenues, or an aggregate of 40.6%, 38.2%, and 39% of total revenues for each of the years ended December 31, 2001, 2000, and 1999, respectively. Three customers represented approximately 61.9% and 67.7% of the Company's net accounts receivable at December 31, 2001 and 2000 respectively.

NOTE D — INCOME TAXES

Significant components of the Company's deferred tax assets at December 31, are as follows:

	2001	2000
Net operating loss carryforwards	$ 22,849	$ 21,982
Other	1,651	1,578
Subtotal	24,500	23,560
Valuation allowance	(24,500)	(23,560)
Net deferred tax asset	$ 0	$ 0

At December 31, 2001, the company had U.S. and foreign net operating loss carryforwards of approximately $40,292 and $26,960, respectively, which expire during the years 2005 through 2021. For tax purposes, there is an annual limitation on the utilization of the U.S. net operating loss carryfowards resulting from an ownership change as defined by Internal Revenue Code Section 382. Due to this annual limitation, a portion of the U.S. net operating loss carryforward may expire prior to when otherwise utilizable.

No provision or benefit for federal, state, or foreign income taxes has been made for the years ended December 31, 2001, 2000, and 1999 given the Company's loss carryforward position. The Company's statutory income tax rate is 34%, however, no income tax benefit was recognized for 2001, 2000 and 1999 because the benefit of the net operating tax loss for each year was reduced by a valuation allowance. The valuation allowance was recorded because management believes, based on available evidence, it is more likely than not that the income tax benefit of the net operating loss carryforward will not be realized during the loss carryforward period.

NOTE E — ACQUISITION

On June 24, 1998, the Company completed the acquisition of Dodge, a software developer that specializes in financial data warehouse solutions. As a result of the acquisition, the Company wrote off $1.9 million for acquired in-process research and development in the June 1998 quarter.

Follow executive and staff cutbacks in connection with a first quarter 1999 restructuring program (NOTE O), management revised its plans for the existing Dodge financial data warehouse business acquired in 1998. As a result, expected revenues and cash flows from these software products were revised significantly downward. Additionally, competitive pressures and a continuation of the general business slowdown caused management to reassess the long-term potential of the Dodge business and to reprioritize its investments.

During June 1999, the Company reassessed the value of the intangible assets recorded by the Company as a result of the acquisition. Prior to that reassessment, the unamortized balance of the intangible assets was $6,263, consisting of $1,728 of acquired software and $4,535 of goodwill. After assessment of the acquired software asset, management concluded that the carrying value approximated net realizable value for the software. Management also assessed the related goodwill arising from the Dodge acquisition in accordance with established policies. The economic factors indicated above caused management to revise downward its estimates of future cash flows from current and future products associated with the Dodge business as a whole. As a result of management's analysis, and using the best information available, management recorded a goodwill impairment charge of $4,224 in the second quarter of 1999.

In applying its policy for assessing the carrying amount of the goodwill for impairment, management first estimated future cash flows from the acquired Dodge business generated from existing and planned future product introductions over the estimated remaining useful life as of June 30, 1999, and assumed a terminal value factor after the fourth year based on a range of EBITDA multiples for a sample of comparable public financial software companies. That estimate was then compared to the carrying amount of the underlying assets, and on that basis management concluded that an impairment existed. In measuring the impairment, the estimated future cash flows were discounted to a net present value at 25%, a rate consistent with that used in the original purchase accounting for the Dodge business. The goodwill was then reduced accordingly to reflect the difference between its carrying amount and estimated fair value.

During 2001, management conducted a periodic impairment assessment of the intangible assets resulting from the Dodge acquisition, which took place in June of 1998. Prior to the reassessment, the unamortized balance of the intangible assets was $862, consisting of $727 of acquired software and $135 of goodwill. After assessment of the acquired intangibles, management concluded that the Company's financial data warehouse product, based on older technologies, will not be upgraded to current technology and therefore these products will not be competitive in the future. While the Company expects to maintain these products for its current customers, minimal revenue is expected from future sales. As a result of management's analysis, and using the best information available, management recorded an intangible asset impairment charge of $862 in the third quarter of 2001.

NOTE F — CONVERTIBLE NOTE RECEIVABLE

In January 2001, the Company entered into a convertible note receivable arrangement where the Company agreed to loan a total of $272 to a start-up software company and third-party reseller of the

Company's software products. The loan accrues at a 0% interest factor until January 31, 2003 at which time the loan begins to accrue at 7% per annum and will be repaid in 120 equal monthly payments of principal and interest beginning March 1, 2003. As of December 31, 2001, the Company had loaned $85 under this arrangement and had agreed to continue funding the loan in equal semi-monthly installments of $8 beginning January 15, 2002 and continuing until December 31, 2002. After December 31, 2002 but prior to February 28, 2003, either party at their option may convert the entire loan amount into 40,000 shares of the borrowers common stock. If there has been a loan advance default, the Company forfeits their right to convert the loan agreement but the borrower may at their option convert the loan into 147.06 shares of it's common stock for each $1 that the Company had funded.

NOTE G — PROPERTY AND EQUIPMENT

The Company's property and equipment at December 31 consists of the following:

	2001	2000
Computers	$ 3,427	$ 3,454
Software	652	652
Furniture and fixtures	508	508
Leasehold improvements	332	319
Office equipment	68	62
	4,987	4,995
Less: accumulated depreciation	(4,569)	(4,154)
Net property and equipment	$ 418	$ 841

Depreciation expense was $457, $806 and $1,446 for the years ended December 31, 2001, 2000 and 1999, respectively. All property and equipment has been pledged as collateral for a master lease agreement (NOTE I).

NOTE H — NOTE PAYABLE

During 2001, the Company refinanced a note payable with one of its vendors which also converted additional trade payables. The note is unsecured, has no stated interest rate, and is due in monthly installments of $5 until paid in full. The note requires any subsequent charges after the date of the note to be paid currently in addition to the amortization of the note balance. The outstanding balance on the note at December 31, 2001 and 2000 was $699 and $505, respectively. Maturities of long-term borrowings for the next five years are as follows at December 31:

2002	$60
2003	60
2004	60
2005	60
2006	60

NOTE I — CAPITAL LEASE OBLIGATIONS

In December 2001, the Company restructured its existing master lease agreement with its lease vendor. As a condition to the restructured agreement, the Company continued the grant of a blanket lien on all of its existing fixed assets. The original cost and accumulated depreciation of this property at December 31, 2001 is $2,586 and $2,538, respectively. The present value of the lease obligation at December 31, 2001 is $382. Approximate maturities of such capital lease obligations are as follows at December 31, 2001:

2002	$120
2003	309
Total	429
Less amounts representing interest	47
Total capital lease obligations	382
Less amounts due within one year	88
Long-term portion capital lease obligations	$294

NOTE J — STOCKHOLDERS' EQUITY

Preferred stock:

The Company has authorized capital stock that includes 5,000,000 shares of preferred stock, $0.1 par value. No shares are issued and outstanding.

The Company's board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors.

The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of preferred stock.

Stock warrants:

In connection with the Company's 1995 financing arrangements, a warrant was issue for the purchase of 5,129 shares of Series C preferred stock for $1.65 per share. This warrant allows the holder to acquire 3,846 shares of common stock for $2.20 per share and the warrant expires in December 2006.

In connection with the Company's 1995 financing arrangements, a warrant was issued for the purchase of 76,800 shares of Series B preferred stock for $1.50 per share. This warrant allows the holder to acquire 57,600 shares of common stock for $2.00 per share and the warrant expires in July 2005.

In connection with the Company's capital lease obligations in 1994, a warrant was issued for the purchase of 43,103 shares of Series A preferred stock for $1.16 per share. This warrant allows the holder to acquire 32,327 shares of common stock for $1.546 per share and the warrant expires in June 2004.

NOTE K — EMPLOYEE STOCK PLANS

Employee stock purchase plan:

The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") authorizes the issuance of up to a total of 400,000 shares of common stock to participating employees. Under the terms of the Purchase Plan, the purchase price is an amount equal to 85% of the average market price (as defined) per share of the common stock on either the first day or the last day of the offering period, whichever is lower. Under the Purchase plan, the Company issued 111,478, 8,695 and 54,178 shares to participants during 2001, 2000 and 1999, respectively.

Stock options plans:

The Company's 1992 Stock Option Plan (the "1992 Plan") provided for the issuance of up to 1,362,000 shares of common stock through the granting of stock options to employees, officers, directors, consultants, and advisors. The board of directors had authority to determine awards and establish the exercise price. As of December 31, 2001, there are 57,000 options outstanding under the 1992 Plan. Such options vest over various periods up to five years and expire on various dates through 2007. No additional option grants will be made under the 1992 Plan.

The Company's 1997 Stock Incentive Plan (the "Incentive Plan") is intended to replace the 1992 Plan. Up to 2,375,000 shares of common stock (subject to adjustment in the event of stock splits and other similar events) may be issued pursuant to awards granted under the Incentive Plan. Options may be granted at an exercise price which may be less than, equal to, or greater than the fair market value of the common stock on the date of grant. Officers, employees, directors, consultants, and advisors of the Company are eligible to receive awards under the Incentive Plan. During 2001, 2000 and 1999, 529,760, 344,811 and 1,303,482 options under the Incentive Plan were granted, respectively.

Under the terms of the Company's 1997 Director Stock Option Plan (the "Director Plan"), directors of the Company who are not employees are eligible to receive nonstatutory options to purchase share of common stock. A total of 150,000 shares of common stock may be issued upon exercise of options granted under the Director Plan. The exercise price per share, for shares granted initially, was equal to the initial public offering price ($11). The exercise price per share for all shares thereafter will be the closing price per share of common stock on the date of grant. All options granted under the Director Plan vest one year from the date of grant so long as the optionee remains a director of the Company. During 2001, 2000 and 1999, 10,500, 18,000 and 63,439 options under the Director Plan were granted, respectively.

The following table describes the Company's stock option activity under all of its option plans:

	Number of Options	Weighted average exercise price per share (priced at date of grant)
Outstanding at December 31, 1998	1,298,443	$1.73
Granted	1,366,921	$1.09
Exercised	(316,209)	$0.01
Cancelled	(926,266)	$1.97
Outstanding at December 31, 1999	1,422,889	$1.34
Granted	362,811	$0.68
Cancelled	(450,656)	$1.18
Outstanding at December 31, 2000	1,335,044	$1.17
Granted	540,260	$0.17
Cancelled	(343,515)	$0.52
Outstanding at December 31, 2001	1,531,789	$0.97
Exercisable at December 31, 1999	306,915	$2.02
Exercisable at December 31, 2000	392,840	$1.67
Exercisable at December 31, 2001	641,588	$1.35
Options available for grant at December 31, 2001	534,002	—

The following table summarizes information regarding stock options granted under all of the Company's option plans:

	Number of options granted	Weighted average exercise price	Weighted average fair value
1999:			
Options granted at market value	1,366,921	$1.09	$1.01
2000:			
Options granted at market value	362,811	$0.68	$0.62
2001:			
Options granted at market value	540,260	$0.17	$0.13

The following table summarizes information regarding options outstanding at December 31, 2001 under all of the Company's option plans:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Number exercisable	Weighted average exercise price per share
$0.15-$ 0.30	435,400	9.03	$0.19	31,752	$0.22
$0.38-$ 0.38	258,778	7.82	$0.38	173,740	$0.38
$0.59-$ 1.06	357,235	8.15	$0.92	137,882	$0.89
$1.19-$ 1.44	326,825	6.86	$1.26	204,545	$1.31
$1.63-$12.63	153,551	6.59	$3.64	93,669	$4.32
Total	1,531,789		$0.97	641,588	$1.35

If the Company had recorded compensation cost based upon the fair value at the grant date for awards under these plans, consistent with SFAS 123, the Company's net income (loss) and net income (loss) per share would be the pro forma amounts indicated below:

	2001	2000	1999
Net income (loss) as reported	$(1,383)	$ 157	$(18,481)
Net loss pro forma	$(1,387)	$ (293)	$(19,063)
Income (loss) per share as reported — basic and diluted	$ (0.08)	$ 0.01	$ (1.06)
Loss per share pro forma — basic and diluted	$ (0.08)	$(0.02)	$ (1.09)

The fair value of each option grant is estimated on the date of the grant using the Black-Sholes option pricing model. Assumptions used in 2001, 2000 and 1999 include: risk free interest rate of 5.08%, 6.34% and 5.59%, average expected lives of 7.91, 3.00 and 5.00 years, a 0% dividend yield rate for all the years presented, and expected volatility of 1.04, 1.60 and 1.61, respectively. In accordance with SFAS 123, the fair value method of accounting has not been applied to options granted prior to January 1, 1995. Therefore, the resulting pro forma impact may not be representative of that to be expected in future years.

At December 31, 2001, the Company has reserved 1,531,789 shares of common stock for options outstanding under its 1992 Plan, Incentive Plan, and Director Plan, and 93,773 shares of common stock for exercisable warrants. In addition to the outstanding options, the Company has reserved 534,002 shares of common stock at December 31, 2001 for future grants under its Incentive Plan and Director Plan.

NOTE L — EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) Savings Plan (the "Plan"). Employees are eligible to participate in the Plan upon completion of one month of service with the Company. Eligible employees may contribute up to 15% of their annual compensation to the Plan on a pre-tax basis. Participant contributions to the Plan are immediately vested. In addition, under the terms of the Plan, the Company, at its discretion, may match all or a portion of participant's contribution to the Plan up to 6% of the participant's compensation. The Company's matching contribution is made on a monthly basis. Participants become vested in Company matching contributions to the Plan over a five-year period. The expense under this Plan was $20, $72 and $57 for 2001, 2000 and 1999, respectively.

NOTE M — GAIN CONTINGENCY

During 2001 the Company filed suit against one of its third-party resellers for software license fees and maintenance service revenue the Company believes the reseller did not report and pay to the Company in accordance with their contractual agreement. The Company believes that its reseller owes $1,846 in license fees, license renewal fees, maintenance fees and interest as part of the contract. At December 31, 2001, the suit had been submitted to binding arbitration. The Company believes it is due all amounts indicated above but due to the nature of arbitration hearings, the Company has not recorded any amount associated with this receivable. The Company will record a receivable and revenue for the amount awarded upon the completion of the arbitration.

NOTE N — COMMITMENTS AND CONTINGENCIES

The Company leases space in several buildings which it uses for offices and development facilities, as well as various equipment and vehicles, all subject to operating leases. As of December 31, 2001, the minimum annual rental payments under the terms of such noncancellable leases which expire at various dates are as follows:

2002	$326
2003	228
2004	96
Total	$650

Rent expense for the years ended December 31, 2001, 2000 and 1999 amounted to $462, $342 and $1,017, respectively.

From time to time, the Company is a party to various disputes and proceedings arising from the ordinary course of general business activities. In the opinion of management, resolution of these matters is not expected to have a material adverse effect on the results of operations of the Company. However, depending on the amount and the timing, an unfavorable resolution of some or all these matters could materially affect the Company's future results of operations or cash flows in a particular period.

NOTE O — RESTRUCTURING

On February 26, 1999, management, with the approval of the board of directors, took certain actions to reduce employee headcount in order to align its sales, development and administrative organization with the current overall organization structure, and to position the Company for profitable growth in the future consistent with management's long-term objectives. In this regard, the primary actions taken included involuntary terminations of selected personnel. Severance packages were offered to 66 employees. This reduction in headcount also led to the Company having excess leased facility space. In addition, during the third quarter of 1999, the Company took additional actions to reduce employee headcount. This action also included involuntary terminations of selected personnel. Severance packages were offered to 18 employees.

As a result of both of these actions, the Company recorded a charge to operations during the three month periods ended March 31, 1999 and September 30, 1999 of $1,896 and $125, respectively. Of the total amount of these charges, $1,855 was related to severance costs, of which $1,258 was paid prior to December 31, 1999, and $166 related to costs of idle facility space, of which all of these amounts were paid during the year ended December 31, 1999. Additionally, during the third quarter of 1999, one of the Company's former employees, who was terminated earlier in the year, obtained employment elsewhere and the Company was no longer obligated to make payments totaling $196. As such, the Company reversed this accrued liability during the three months ended September 30, 1999.

At December 31, 2000, there remained $27 of severance costs, which were paid in installments through February 2001. The Company believes that these actions resulted in sustainable cost savings, primarily through the elimination of redundant functions in product development, due to completion of development work on FlexiFinancials Release 4, and to a lesser extent in the support and sales organizations.

Details of the restructuring charge is as follows:

	Severance & benefits	Excess facilities	Total
Initial accruals, February 26, 1999	$1,730	$166	$1,896
Additional charge September 30, 1999	125	0	125
Change in estimate of severance costs September 30, 1999	(196)	0	(196)
Cash payments	(1,258)	(166)	(1,424)
Reserve balances, December 31, 1999	401	0	401
Cash payments	(374)	0	(374)
Reserve balances, December 31, 2000	27	0	27
Cash payments	(27)		(27)
Reserve balances, December 31, 2001	$ 0	$ 0	$ 0

NOTE P — BUSINESS PLAN

Throughout 2001 the Company focused its efforts on further reductions of operating expenses, through salary and employee reductions, enhancing its relationships with current business partners, resolving preexisting disputes and marketing its financial management services solution, a business process outsourcing service. The Company has limited its investment of capital to maintaining and enhancing its products to remain competitive in the marketplace, focusing its direct sales force on its current customer base and expanding its third-party vendors. The Company has continued to update its products to remain competitive. The Company resolved a major dispute with a former customer and is finalizing a sales tax audit with the State of Connecticut. The Company is also pursuing an arbitration settlement with one of its third-party vendors for software license fees and maintenance service revenue which the Company believes the reseller did not properly report and pay to the Company.

While the Company is funding its operations internally, it entered into formal agreement with one of its vendors to convert additional accounts payable to a longer-term note payable (see Note H). Additionally, the Company restructured its existing master lease with its lease vendor (see Note I). The Company is continually updating its business plan to identify areas to improve cash flow in order to meet its operating cash needs for at least the next twelve months to establish the customer base to generate a sustainable revenue stream.

NOTE Q — SELECTED QUARTERLY INFORMATION (UNAUDITED)

The following tables set forth certain unaudited quarterly data for each of the four quarters in the years ended December 31, 2001 and 2000. The data has been derived from the Company's unaudited consolidated financial statements that, in management's opinion, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with the Consolidated Financial Statements and Notes thereto. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Total revenue	$3,154	$2,279	$1,858	$2,224
Gross profit	2,267	1,777	996	1,483
Net income (loss)	97	29	(1,687)	178
Income (loss) per share(1)	0.01	0.00	(0.10)	0.01
2000				
Total revenue	$3,627	$2,897	$2,802	$3,110
Gross profit	2,279	1,829	1,925	1,811
Net income	17	18	51	71
Income per share(1)	0.00	0.00	0.00	0.00
1999				
Total revenue	$3,988	$3,936	$3,575	$4,056
Gross profit	1,319	1,868	1,915	2,376
Net loss	(7,899)	(7,952)	(2,023)	(606)
Loss per share(1)	(0.46)	(0.46)	(0.12)	(0.03)

(1) Quarterly income (loss) per share may not equal the annual reported amounts.

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

Board of Directors and Stockholders of
FlexiInternational Software, Inc.

We have audited the consolidated financial statements of FlexiInternational Software, Inc. and subsidiary ("the Company") as of December 31, 2001 and for the year then ended, and have issued our report thereon dated February 20, 2002; such financial statements and report are included in the 2001 Annual Report to Stockholders and are included herein. Our audit also included the financial statement schedule of FlexiInternational Software, Inc. and subsidiary listed in Item 14. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Hill, Barth & King LLC
Certified Public Accounts

Naples, Florida
February 20, 2002

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

Board of Directors of
FlexiInternational Software, Inc.

We have audited the consolidated financial statements of FlexiInternational Software, Inc. and subsidiary as of December 31, 2000 and 1999 and for the years then ended, and have issued our report thereon dated February 27, 2001; such financial statements and report are included in your 2001 Annual Report to Stockholders and are included herein. Our audits also included the financial statement schedule of FlexiInternational Software, Inc. and subsidiary listed in Item 14. This financial statement schedule is the responsibility of the Corporations' management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP
Hartford, Connecticut
February 27, 2001

FlexiInternational Software, Inc.

SCHEDULE II — VALUATION AND QUALIFYING ACCCOUNTS
(in thousands)

Description	Balance at January 1, 2001	Charged to (Credit from) Costs and Expenses	Deductions	Balance at December 31, 2001
Allowance for doubtful accounts	$ 352	$ (310)	$ (20)	$ 22
Valuation allowance for deferred tax asset	$23,560	$ 940	$ —	$24,500

Description	Balance at January 1, 2001	Charged to (Credit from) Costs and Expenses	Deductions	Balance at December 31, 2001
Allowance for doubtful accounts	$ 843	$ 299	$ (790)	$ 352
Valuation allowance for deferred tax asset	$22,601	$ 959	$ —	$23,560

Description	Balance at January 1, 2001	Charged to (Credit from) Costs and Expenses	Deductions	Balance at December 31, 2001
Allowance for doubtful accounts	$ 812	$1,643	$(1,612)	$ 843
Valuation allowance for deferred tax asset	$16,156	$6,445	$ —	$22,601

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

The information required by Item 304 of Regulation S-K was previously reported in a Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2001

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

See "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K. The information required by Items 401 and 405 of Regulation S-K and appearing in Flexi's definitive Proxy Statement for the 2002 Annual Meeting of Stockholders to be held on Friday, May 24, 2002, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2001, is incorporated herein by reference.

Item 11. ***Executive Compensation***

The information required by Item 402 of Regulation S-K and appearing in Flexi's definitive Proxy Statement for the 2002 Annual Meeting of Stockholders to be held on Friday, May 24, 2002, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2001, is incorporated herein by reference. The information specified in Item 402(k) and (l) of Regulation S-K and set forth in the Proxy Statement is not incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

The information required by Item 403 of Regulation S-K and appearing in Flexi's definitive Proxy Statement for the 2002 Annual Meeting of Stockholders to be held on Friday, May 24, 2002, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2001, is incorporated herein by reference.

Item 13. ***Certain Relationships And Related Transactions***

The information required by Item 404 of Regulation S-K and appearing in Flexi's definitive Proxy Statement for the 2002 Annual Meeting of Stockholders to be held on Friday, May 24, 2002, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2001, is incorporated herein by reference.

PART IV

Item 14. ***Exhibits, Financial Statement Schedule, and Reports on Form 8-K***

(a)(1) Financial Statements

The consolidated financial statements filed as a part of this Annual Report on Form 10-K are listed in the Index to Consolidated Financial Statements under Item 8, which Index to Consolidated Financial Statements is incorporated herein by reference.

(a)(2) Financial Statement Schedule

The Schedule of Variation and Qualifying Accounts appears on page S-I of this Annual Report on Form 10-K. Schedules other than those listed above are omitted because they are either not required or not applicable.

(a)(3) Exhibits

The Exhibits filed as a part of this Annual Report on Form 10-K are listed in the Exhibit Index immediately preceding such Exhibits, which Exhibit Index is incorporated herein by reference. Documents listed on such Exhibit Index, except for documents identified by footnotes, are being filed herewith and, pursuant to Rule 12b-32 under the Securities Exchange Act of 1934, reference is made to such documents as previously filed as exhibits with the Securities and Exchange Commission.

(b) Reports on Form 8-K

The Company filed a Current Report on Form 8-K on December 21, 2001, in connection with the termination of its prior independent accountants and the subsequent engagement of new independent accountants.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report and Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEXIINTERNATIONAL SOFTWARE, INC.

By: /s/ STEFAN R. BOTHE
Stefan R. Bothe
Chairman of the Board, Chief Executive Officer and President

Date: March 28, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report and Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ STEFAN R. BOTHE Stefan R. Bothe	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer and Accounting Officer)	March 28, 2002
/s/ JENNIFER V. CHENG Jennifer V. Cheng	Director	March 28, 2002
/s/ A. DAVID TORY A. David Tory	Director	March 28, 2002
/s/ ROBERT A. DEGAN Robert A. Degan	Director	March 28, 2002

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
2.1(3)	Agreement and Plan of Merger dated June 24, 1998 among the Registrant, Princess Acquisition Corporation and The Dodge Group, Inc.
3.1(1)	Amended and Restated Certificate of Incorporation
3.2(1)	Amended and Restated By-Laws
4.1(1)	Specimen Common Stock Certificate
10.1(1)+	1992 Stock Option Plan, as amended
10.2(7)+	1997 Stock Incentive Plan, including forms of incentive and nonstatutory stock option agreements
10.3(1)+	1997 Director Stock Option Plan, including form of option agreement
10.4(5)+	1997 Employee Stock Purchase Plan, as amended
10.5(1)	Registration Rights Agreement dated May 7, 1996, as amended, among the Registrant and the Purchasers (as defined therein)
10.6(1)	Series C Preferred Stock Purchase Agreement dated May 7, 1996 among the Registrant and the Purchasers (as defined therein)
10.7(1)	Warrant Agreement dated June 28, 1994 held by CDC Realty, Inc.
10.8(1)	Warrant Agreement dated July 25, 1995 issued to Comdisco, Inc.
10.9(1)	Warrant Agreement dated July 25, 1995 issued to Comdisco, Inc.
10.10(1)	Warrant Agreement dated December 10, 1996 issued to Comdisco, Inc.
10.11(1)	Standard Sublease Agreement dated February 7, 1996 between the Registrant and Symantec Corporation
10.12(1)	Stockholders' Voting Agreement dated May 7, 1996 among the Registrant and the Stockholders (as defined therein)
10.13(1)	Participation Agreement dated May 7, 1996 among the Registrant and the Purchasers (as defined therein)
10.14(3)+	Severance and Settlement Agreement and Release dated February 2, 1999 between the Registrant and Jennifer V. Cheng
10.15(3)+	Amendment of Options dated May 12, 1999 between the Registrant and Jennifer V. Cheng
10.16(4)	Lease Agreement, dated February 21, 2000, by and between the Company and Sommer Holdings, Ltd.
10.17	Loan Agreement and Convertible Promissory Note, dated as of January 31, 2001, by and between the Company and Core3, Inc.
16.1(6)	Letter regarding change in certifying accountant
21.1(4)	Schedule of Subsidiaries
23.1	Consent of Hill, Barth & King, LLP, independent accountants
23.2	Consent of Deloitte & Touche LLP, independent accountants

(1) Incorporated herein by reference to the Company's registration statement on Form S-1 (File No. 333-38403).

(2) Incorporated herein by reference to the Company's annual report on Form 10-K for the year ended December 31, 1997.

(3) Incorporated herein by reference to the Company's current report on Form 8-K, dated June 29, 1998.

(4) Incorporated herein by reference to the Company's annual report on Form 10-K for the year ended December 31, 2000.

(5) Incorporated herein by reference to the Company's registration statement on Form S-8 filed on February 21, 2002 (File No. 333-83146).

(6) Incorporated herein by reference to the Company's current report on Form 8-K, dated December 21, 2001.

(7) Incorporated by reference to the Company's 2001 definitive Proxy Statement, dated April 11, 2001.

\+ Management contract or compensation plan or arrangement required to be filed as an exhibit pursuant to Items 14(a) and 14(c) of Form 10-K.

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Corporate Information

Board of Directors

Stefan R. Bothe
Chairman, CEO & President

Jennifer V. Cheng
General Partner
Cheng Management Company

Robert A. Degan [1,2]
Private Investor

A. David Tory [1,2]
Independent Consultant

[1] Member of Compensation Committee
[2] Member of Audit Committee

Corporate Management

Stefan R. Bothe
Chairman, CEO & President

Adrian A. Marchi
Vice President, USA Sales

David Paine
Managing Director,
International Operations

Dmitry G. Trudov
Chief Technology Officer and
Vice President, Software Development

Transfer Agent

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005

Independent Auditors

Hill, Barth & King LLC
Naples, Florida

Corporate Counsel

Hale and Dorr LLP
Boston, Massachusetts

Annual Meeting Date

The annual meeting of stockholders will be held on May 24, 2002 at 10:00 am EST at FlexiInternational Software, Inc., 3541 Bonita Bay Blvd., Suite 200, Bonita Springs, Florida 34134

Stock Listing

FlexiInternational Software, Inc.'s common stock trades on the OTCBB under the symbol "FLXI.OB"

Corporate Headquarters

FlexiInternational Software, Inc.
Two Enterprise Drive
Shelton, Connecticut 06484

FlexiInternational Software, Inc.

Two Enterprise Drive, Shelton, CT 06484
203-925-3040
www.flexi.com